# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBay Pharmaceuticals, Inc., CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 10/16/2025
Amends the filing with accession number 0001829126-25-008155
Filed by CIK 0002028474
Persons authorized to receive notices and communications: FRAMEWORK VENTURES IV L.P., 600 Montgomery Street, Floor 42, San Francisco, California (CA), 94111, 628-233-0357

## Reporting persons
- Framework Ventures IV L.P. (CIK 0002028474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45.1% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of (i) 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 35,306,080 shares of the Issuer's Common Stock, and (ii) 134,375 shares of the Issuer's Series E Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 21,500,000 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025, and 77,000,000 shares and 43,000,000 shares of Common Stock underlying the Series D Non-Voting Convertible Preferred Stock and Series E Non-Voting Convertible Preferred Stock, respectively.
- Framework Ventures Management LLC (CIK 0002091751): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45.1% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of (i) 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 35,306,080 shares of the Issuer's Common Stock, and (ii) 134,375 shares of the Issuer's Series E Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 21,500,000 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025, and 77,000,000 shares and 43,000,000 shares of Common Stock underlying the Series D Non-Voting Convertible Preferred Stock and Series E Non-Voting Convertible Preferred Stock, respectively.
- Framework Ventures IV GP LLC (CIK 0002092591): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45.1% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of (i) 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 35,306,080 shares of the Issuer's Common Stock, and (ii) 134,375 shares of the Issuer's Series E Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 21,500,000 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025, and 77,000,000 shares and 43,000,000 shares of Common Stock underlying the Series D Non-Voting Convertible Preferred Stock and Series E Non-Voting Convertible Preferred Stock, respectively.
- Vance Spencer (CIK 0002092030): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45.1% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of (i) 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 35,306,080 shares of the Issuer's Common Stock, and (ii) 134,375 shares of the Issuer's Series E Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 21,500,000 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025, and 77,000,000 shares and 43,000,000 shares of Common Stock underlying the Series D Non-Voting Convertible Preferred Stock and Series E Non-Voting Convertible Preferred Stock, respectively.
- Michael Ernest Anderson: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45.1% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of (i) 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 35,306,080 shares of the Issuer's Common Stock, and (ii) 134,375 shares of the Issuer's Series E Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 21,500,000 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025, and 77,000,000 shares and 43,000,000 shares of Common Stock underlying the Series D Non-Voting Convertible Preferred Stock and Series E Non-Voting Convertible Preferred Stock, respectively.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: NovaBay Pharmaceuticals, Inc.
Comment: Explanatory Note: This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 15, 2025 (as amended, the "Statement") by the Reporting Persons with respect to the Common Stock of NovaBay Pharmaceuticals, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or otherwise stated below, the information in the Statement remains unchanged. This Amendment No. 1 is being filed to report (i) the convertibility of the Series D Non-Voting Convertible Preferred Stock following approval by the Stockholders at the Meeting and (ii) the issuance to the Reporting Persons of 134,375 shares of the Issuer's Series E Preferred Stock that are convertible, at the holder's election, into 21,500,000 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons each beneficially own an aggregate of 56,806,080 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 45.1% of the outstanding shares of Common Stock, based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025, and 77,000,000 shares and 43,000,000 shares of Common Stock underlying the Series D Non-Voting Convertible Preferred Stock and Series E Non-Voting Convertible Preferred Stock, respectively, each of which were approved at the Meeting.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0.00

2. Shared power to vote or direct vote: 56,806,080 shares of Common Stock

3. Sole power to dispose or direct the disposition: 0.00

4. Shared power to dispose or direct the disposition: 56,806,080 shares of Common Stock
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On October 15, 2025, the Reporting Persons entered into a pre-funded warrant contract with the Company pursuant to which they purchased the right to purchase a total of 2,702,703 shares of Common Stock. The warrant is not exercisable at all until January 1, 2026 and not exercisable in its entirety until the Stockholders approve the issuance of the 2,702,703 shares of Common Stock subject to the warrant.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Form of Pre-Funded Warrant (incorporated by reference to the Company's current report on Form 8-K filed on October 20, 2025).
https://www.sec.gov/Archives/edgar/data/1389545/000182912625008237/novabay_ex4-1.htm

## Signatures
- Framework Ventures IV L.P.: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (10/20/2025)
- Framework Ventures Management LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (10/20/2025)
- Framework Ventures IV GP LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (10/20/2025)
- Vance Spencer: /s/ Vance Spencer, Vance Spencer (10/20/2025)
- Michael Ernest Anderson: /s/ Michael Ernest Anderson, Michael Ernest Anderson (10/20/2025)